THE CHARLES SCHWAB CORPORATION

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

(Unaudited)

	Three Months Ended March 31,
	2008	2007
Earnings from continuing operations before taxes on earnings	$508	$391
Fixed charges
Interest expense:
Deposits from banking clients	36	59
Payables to brokerage clients	35	96
Long-term debt	15	7
Other	5	5

Total	91	167
Interest portion of rental expense	16	15

Total fixed charges (A)	107	182

Earnings from continuing operations before taxes on earnings and fixed charges (B)	$615	$573

Ratio of earnings to fixed charges (B) ÷ (A) (1)	5.7	3.1

Ratio of earnings to fixed charges excluding payables to brokerage clients and deposits from banking clients interest expense (2)	15.1	15.5

(1)

The ratio of earnings to fixed charges is calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings from continuing operations before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, including one-third of rental expense, which is estimated to be representative of the interest factor.

(2)

Because interest expense incurred in connection with both payables to brokerage clients and deposits from banking clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges excluding payables to brokerage clients and deposits from banking clients interest expense reflects the elimination of such interest expense as a fixed charge.